UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Hemisphere Media Group, Inc.
(Name of the Issuer)

Hemisphere Media Group, Inc.
Hemisphere Media Holdings, LLC
HWK Parent, LLC
HWK Merger Sub 1, Inc.
HWK Merger Sub 2, LLC,
Searchlight II HMT, L.P.,
Searchlight II HMT GP, LLC
Eric Zinterhofer, Andrew Frey,
Gato Investments LP Gemini Latin Holdings, LLC,
Peter M. Kern
(Names of Persons Filing Statement)
Class A Common Stock, Par Value $0.0001 per share
Class B Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
Class A Common Stock: 42365Q103
(CUSIP Number of Class of Securities)

Alan J. Sokol
Chief Executive Officer and President
Hemisphere Media Group, Inc.
4000 Ponce de Leon Blvd., Suite 650
Coral Gables, FL 33146
(305) 421-6364
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Oliver Smith Darren Schweiger Davis Polk & Wardell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000	David Allinson David Beller Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Hemisphere Media Group, Inc. (“Hemisphere” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.0001 per share (the “Class A Shares”), and the Class B common stock, par value $0.0001 (together with the Class A Shares, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Hemisphere Media Holdings, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of the Company (“Holdings LLC”), (iii) HWK Parent, LLC, a Delaware limited liability company (“Parent”), (iv) HWK Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 1”), (v) HWK Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub 1 (“Merger Sub 2”), (vi) Searchlight II HMT, L.P., a Delaware limited partnership (“Searchlight II LP”), (vii) Searchlight II HMT GP, LLC, a Delaware limited liability company and general partner of Searchlight II LP (“Searchlight II GP”), (viii) Eric Zinterhoffer, one of two managing members of Searchlight II GP, (ix) Andrew Frey, one of two managing members of Searchlight II GP, (x) Gato Investments LP, a Delaware limited partnership and sole member of Parent (“Gato”), (xi) Gemini Latin Holdings, LLC, a Delaware limited liability company and general partner of Gato (“Gemini”) and (xii) Peter M. Kern, the controlling person of Gemini. Parent, Merger Sub 1, Merger Sub 2, Gato, Gemini and Peter M. Kern are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.
On May 9, 2022, the Company, Holdings LLC, Parent, Merger Sub 1 and Merger Sub 2 entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, (i) Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the “Company Merger”) and (ii) substantially simultaneously with the Merger, Merger Sub 2 will merge with and into Holdings LLC, with Holdings LLC as the surviving company (together with the Company Merger, the “Mergers”). Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement, a non-binding, advisory vote to approve certain items of compensation that are based on or otherwise related to the Mergers and may become payable to certain named executive officers of the Company under existing agreements with the Company and a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of (i) the holders of a majority of the voting power of all outstanding Shares entitled to vote, voting as a single class, and (ii) the holders of a majority of the voting power of the outstanding Shares held by Disinterested Stockholders, in each case outstanding as of the close of business on the record date for the Special Meeting. A copy of the definitive Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the definitive Proxy Statement and incorporated herein by reference.
Under the terms of the Merger Agreement, if the Mergers are completed, each Share outstanding immediately prior to the consummation of the Mergers, other than as provided below, will be converted into the right to receive $7.00 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following Shares will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) Shares issued and held by the Company or any of its direct or indirect wholly-owned subsidiaries immediately prior to the Mergers becoming effective (the “Effective Time”), (ii) Shares owned by Parent, Merger Sub 1, Merger Sub 2 or any of their respective wholly-owned subsidiaries immediately prior to the Effective Time or Shares held in the treasury of the Company, (iii) Shares contributed to Parent by Gato immediately prior to the Effective Time and (iv) Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders have properly exercised and validly perfected appraisal rights with respect to such Shares in accordance with, and who have complied with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), a copy of which is attached hereto as Exhibit (f) and is also included as Annex E to the definitive Proxy Statement and incorporated herein by reference.
The Mergers are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.
Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.
The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
While each of the Filing Persons acknowledges that the Mergers are a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
Item 2.   Subject Company Information
(a)   Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“PARTIES TO THE MERGERS”
(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE SPECIAL MEETING — Voting”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Market Price of Shares of Class A Common Stock and Dividends”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Security Ownership of Certain Beneficial Owners and Management”

(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Market Price of Shares of Class A Common Stock and Dividends”
(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Market Price of Shares of Class A Common Stock and Dividends”
(e)   Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Prior Public Offerings”
(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Certain Transactions in the Shares of Hemisphere Common Stock”
Item 3.   Identity and Background of Filing Person
(a)–(c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   Hemisphere Media Group, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“PARTIES TO THE MERGERS”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES AND THE SEARCHLIGHT ENTITIES”
Item 4.   Terms of the Transaction
(a)(1)   Tender Offers.   Not Applicable.
(a)(2)   Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”

“SPECIAL FACTORS — Certain Effects of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Mergers”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Accounting Treatment”
“THE SPECIAL MEETING — Vote Required”
“THE MERGER AGREEMENT”
Annex A — Agreement and Plan of Merger
(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Voting and Support Agreement”
“SPECIAL FACTORS — Pantaya Purchase Agreement”
“SPECIAL FACTORS — Radio Purchase Agreement”
“THE MERGER AGREEMENT — Treatment of Equity Compensation Awards”
“THE MERGER AGREEMENT — Employee Matters”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”
Annex A — Agreement and Plan of Merger
Annex B — Support Agreement
(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Appraisal Rights”
“THE MERGER AGREEMENT — Dissenters’ or Appraisal Rights”
“THE SPECIAL MEETING — Appraisal Rights”
“THE MERGER (THE MERGER PROPOSAL — PROPOSAL 1) — Appraisal Rights”
Annex A — Agreement and Plan of Merger
Annex E — Section 262 of the DGCL
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”

(f)   Eligibility for Listing or Trading.   Not Applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Certain Transactions in the Shares of Hemisphere Common Stock”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex A — Agreement and Plan of Merger
(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Limited Guarantee”
“SPECIAL FACTORS — Voting and Support Agreement”
“SPECIAL FACTORS — Pantaya Purchase Agreement”
“SPECIAL FACTORS — Radio Purchase Agreement”
“THE MERGER AGREEMENT”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”
Annex A — Agreement and Plan of Merger
Annex B — Support Agreement
(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers — Potential Change-in-Control Payments to Named Executive Officers”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Intent of the Directors and Executive Officers to Vote in Favor of the Mergers”
“SPECIAL FACTORS — Intent of Gato and Parent to Vote in Favor of the Mergers”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Limited Guarantee”
“SPECIAL FACTORS — Voting and Support Agreement”
“THE MERGER AGREEMENT”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Certain Transactions in the Shares of Hemisphere Common Stock”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex A — Agreement and Plan of Merger
Annex B — Support Agreement
Item 6.   Purposes of the Transaction and Plans or Proposals
(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
“SPECIAL FACTORS — Payment of Merger Consideration”
“THE MERGER AGREEMENT”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A — Agreement and Plan of Merger
(c)(1)–(8)   Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Intent of the Directors and Executive Officers to Vote in Favor of the Mergers”
“SPECIAL FACTORS — Intent of Gato and Parent to Vote in Favor of the Mergers”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Limited Guarantee”
“SPECIAL FACTORS — Voting and Support Agreement”
“SPECIAL FACTORS — Pantaya Purchase Agreement”
“SPECIAL FACTORS — Radio Purchase Agreement”
“THE MERGER AGREEMENT”
“THE SPECIAL MEETING”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A — Agreement and Plan of Merger
Annex B — Voting and Support Agreement
Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”

“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Opinion of PJT Partners LP”
“SPECIAL FACTORS — Opinion of Moelis & Company LLC”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
Annex C — Opinion of Moelis & Company LLC
Annex D — Opinion of PJT Partners LP
(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS — Plans for Hemisphere After the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”

“SPECIAL FACTORS — Certain Effects on Hemisphere if the Mergers are not Completed”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Mergers”
“SPECIAL FACTORS — Fees and Expenses”
“SPECIAL FACTORS — Accounting Treatment”
“SPECIAL FACTORS — Payment of the Merger Consideration”
“THE MERGER AGREEMENT — The Mergers”
“THE MERGER AGREEMENT — The Merger Consideration”
“THE MERGER AGREEMENT — Impact of Stock Splits, Etc.”
“THE MERGER AGREEMENT — Treatment of Equity Compensation Awards”
“THE MERGER AGREEMENT — Exchange Procedures and Payment Procedures”
“THE MERGER AGREEMENT — Withholding”
“THE MERGER AGREEMENT — Dissenters’ or Appraisal Rights”
“THE MERGER AGREEMENT — Organizational Documents, Directors and Officers of the Surviving Corporation”
“THE MERGER AGREEMENT — Delisting”
“THE MERGER AGREEMENT — Employee Matters”
“THE MERGER AGREEMENT — Indemnification; Directors’ and Officers’ Insurance”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A — Agreement and Plan of Mergers
Item 8.   Fairness of the Transaction
(a), (b)   Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Opinion of PJT Partners LP”
“SPECIAL FACTORS — Opinion of Moelis & Company LLC”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”

“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“THE MERGER AGREEMENT — Indemnification; Directors’ and Officers’ Insurance”
Annex C — Opinion of Moelis & Company LLC
Annex D — Opinion of PJT Partners LP
The Valuation Materials Underlying Fairness Opinion dated May 7, 2022, prepared by PJT Partners LP, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(vi), and are incorporated by reference herein.
The Valuation Materials Underlying Fairness Opinion dated March 7, 2022, April 24, 2022 and May 7, 2022, prepared by Moelis & Company LLC, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(iii), (c)(iv) and (c)(v), and are incorporated by reference herein.
(c)   Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE MERGER AGREEMENT — Company Stockholder Approval”
“THE MERGER AGREEMENT — Conditions to the Completion of the Mergers”
“THE SPECIAL MEETING — Record Date and Quorum”
“THE SPECIAL MEETING — Vote Required”
“THE SPECIAL MEETING — Voting”
“THE SPECIAL MEETING — How to Vote”
“THE SPECIAL MEETING — Proxies and Revocation”
Annex A — Agreement and Plan of Merger
(d)   Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”

“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
(f)   Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“THE MERGER AGREEMENT — No Solicitation by Hemisphere”
Annex A — Agreement and Plan of Merger
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a)–(c)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Opinion of PJT Partners LP”
“SPECIAL FACTORS — Opinion of Moelis & Company LLC”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”
“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex C — Opinion of Moelis & Company LLC
Annex D — Opinion of PJT Partners LP
The Valuation Materials Underlying Fairness Opinion dated May 7, 2022, prepared by PJT Partners LP, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(vi), and are incorporated by reference herein.
The Valuation Materials Underlying Fairness Opinion dated March 7, 2022, April 24, 2022 and May 7, 2022, prepared by Moelis & Company LLC, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(iii), (c)(iv) and (c)(v), and are incorporated by reference herein.

Item 10.   Source and Amount of Funds or Other Consideration
(a), (b)   Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Financing of the Mergers”
“SPECIAL FACTORS — Limited Guarantee”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“THE MERGER AGREEMENT — Closing of the Mergers”
“THE MERGER AGREEMENT — Effective Time of the Mergers”
“THE MERGER AGREEMENT — Covenants Related to Hemisphere’s Conduct of Business”
“THE MERGER AGREEMENT — Parent Financing and Company Cooperation”
“THE MERGER AGREEMENT — Conditions to the Completion of the Mergers”
Annex A — Agreement and Plan of Merger
(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Fees and Expenses”
“THE MERGER AGREEMENT — Termination”
“THE MERGER AGREEMENT — Termination Fees”
“THE MERGER AGREEMENT — Expenses”
“THE SPECIAL MEETING — Solicitation of Proxies; Payment of Solicitation Expenses”
Annex A — Agreement and Plan of Merger
(d)   Borrowed Funds.
“SPECIAL FACTORS — Financing of the Mergers”
Item 11.   Interest in Securities of the Subject Company
(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Voting and Support Agreement”
“THE SPECIAL MEETING — Record Date and Quorum”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Security Ownership of Certain Beneficial Owners and Management”
Annex B — Support Agreement
(b)   Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Voting and Support Agreement”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Certain Transactions in the Shares of Hemisphere Common Stock”
Annex A — Agreement and Plan of Merger
Annex B — Support Agreement
Item 12.   The Solicitation or Recommendation
(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Intent of the Directors and Executive Officers to Vote in Favor of the Mergers”
“SPECIAL FACTORS — Intent of Gato and Parent to Vote in Favor of the Mergers”
“SPECIAL FACTORS — Voting and Support Agreement”
“THE SPECIAL MEETING — Record Date and Quorum”
“THE SPECIAL MEETING — Voting Intentions of the Hemisphere’s Directors and Executive Officers”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Directors and Executive Officers of Hemisphere”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Security Ownership of Certain Beneficial Owners and Management”
Annex B — Voting and Support Agreement
(e)   Recommendation of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of the Parent Entities and the Searchlight Entities for the Mergers”

“SPECIAL FACTORS — Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers”
Item 13.   Financial Statements
(a)   Financial Information.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“OTHER IMPORTANT INFORMATION REGARDING HEMISPHERE — Book Value per Share”
“WHERE YOU CAN FIND MORE INFORMATION”
(b)   Pro Forma Information.   Not Applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a)   Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS — Fees and Expenses”
“THE SPECIAL MEETING — Solicitation of Proxies; Payment of Solicitation Expenses”
(b)   Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE SPECIAL MEETING”
“SPECIAL FACTORS — Background of the Mergers”
“SPECIAL FACTORS — Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers”
“THE SPECIAL MEETING — Solicitation of Proxies; Payment of Solicitation Expenses”
Item 15.   Additional Information
(b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTOR — Interests of Executive Officers and Directors of Hemisphere in the Mergers”
“SPECIAL FACTORS — Certain Effects of the Mergers”
“THE MERGER AGREEMENT”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL — PROPOSAL 2)”

Annex A — Agreement and Plan of Merger
(c)   Other Material Information.   The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.
Item 16.   Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Hemisphere Media Group, Inc. (included in the Schedule 14A filed on August 10, 2022, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(5)(i)	Press Release, dated May 9, 2022 (incorporated by reference to Exhibit 99.1 to Hemisphere Media Group, Inc.’s Form 8-K (filed May 10, 2022) (File No. 001-35886)).
(a)(5)(ii)	June 2022 Presentation (incorporated by reference to Exhibit 99.1 to Hemisphere Media Group, Inc.’s Form 8-K (filed June 3, 2022) (File No. 001-35886)).
(c)(i)	Opinion of PJT Partners LP, dated May 7, 2022 (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)	Opinion of Moelis & Company LLC, dated May 9, 2022 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(iii)*	Valuation Materials Underlying Fairness Opinion, dated March 7, 2022, of Moelis & Company LLC prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(c)(iv)*	Valuation Materials Underlying Fairness Opinion, dated April 24, 2022, of Moelis & Company LLC prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(c)(v)*	Valuation Materials Underlying Fairness Opinion, dated May 7, 2022, of Moelis & Company LLC prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(c)(vi)*	Valuation Materials Underlying Fairness Opinion, dated May 7, 2022, of PJT Partners LP prepared for the Special Committee of Hemisphere Media Group, Inc.’s Board of Directors.
(d)(i)	Agreement and Plan of Merger, dated May 9, 2022 by and among Hemisphere Media Group, Inc., Hemisphere Media Holdings, LLC, HWK Parent, LLC, HWK Merger Sub 1, Inc. and HWK Merger Sub 2, LLC (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).
(d)(ii)	Voting and Support Agreement, dated as of May 9, 2022, by and among Hemisphere Media Group, Inc., HWK Parent, LLC and Gato Investments LP (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).
(f)	Section 262 of the DGCL (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HEMISPHERE MEDIA GROUP, INC.
By: /s/ Alex J. Tolston Name: Alex J. Tolston Title: Executive Vice President, Chief Legal Officer and Corporate Secretary
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HEMISPHERE MEDIA HOLDINGS, LLC
By: /s/ Alex J. Tolston Name: Alex J. Tolston Title: Corporate Secretary
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HWK PARENT, LLC
By: /s/ Adam Reiss Name: Adam Reiss Title: Vice President
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HWK MERGER SUB 1, INC.
By: /s/ Adam Reiss Name: Adam Reiss Title: Vice President
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HWK MERGER SUB 2, LLC.
By: /s/ Adam Reiss Name: Adam Reiss Title: Vice President
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GATO INVESTMENTS LP
By: Gemini Latin Holdings, LLC, its general partner By: /s/ Peter M. Kern Name: Peter M. Kern Title: Managing Member
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GEMINI LATIN HOLDINGS, LLC
By: /s/ Peter M. Kern Name: Peter M. Kern Title: Managing Member
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Peter M. Kern
Peter M. Kern
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SEARCHLIGHT II HMT, L.P.
By: Searchlight II HMT GP, LLC, its general partner
By: /s/ Eric Zinterhofer Name: Eric Zinterhofer Title: Managing Member
By: /s/ Andrew Frey Name: Andrew Frey Title: Managing Member
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SEARCHLIGHT II HMT GP, LLC
By: /s/ Eric Zinterhofer Name: Eric Zinterhofer Title: Managing Member
By: /s/ Andrew Frey Name: Andrew Frey Title: Managing Member
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Eric Zinterhofer Eric Zinterhofer
Date: August 10, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Andrew Frey Andrew Frey
Date: August 10, 2022